

December 9, 2010

Mr. Michael S. Egan
Chief Executive Officer
THEGLOBE.COM, Inc.
1500 Cordova Road, Suite 302
Fort Lauderdale, Florida 33316

>    **Re:    THEGLOBE.COM, Inc.**
>    **Form 10-K for Fiscal Year Ended December 31, 2009**
>    **Filed March 26, 2010**
>    **File No. 000-25053**

Dear Mr. Egan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Liquidity and Capital Resources, page 12

1.   On page 13 you indicate that a significant portion of your liabilities relate to vendor charges which you dispute. You further indicate that your ability to continue as a going concern hinges on avoiding payment of these charges or reaching a favorable settlement. Please disclose the aggregate amount of vender fees which are in dispute, the nature of these fees and briefly describe the dispute.

<u>Item 10. Directors, Executive Officers and Corporate Governance, page 17</u>

2.  For each of your directors please provide the qualifications and attributes that led you
    to decide that the individual should serve on your board of directors.  See Item 401(e)
    of Regulation S-K.

<u>Item 15. Exhibits and Financial Statement Schedules, page 25</u>

3.  Please tell us why you still list Tralliance Corporation and Tralliance Partners
    International Corp. as subsidiaries.  We note that you sold off your Tralliance
    business in September of 2008.

In responding to our comments, please provide a written statement from the company
acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

*   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

You may contact Melissa Hauber, Staff Accountant, at 202-551-3368 or Carlos
Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding
comments on the financial statements and related matters.  Please contact Jonathan Groff,
Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert Bartelmes for
Larry Spirgel
Assistant Director